FIORE EXPLORATION LTD.
Suite 3123, 595 Burrard Street
PO Box 49139, Three Bentall Centre
Vancouver, British Columbia, V7X 1J1
Phone:  604.609.6110
Fax:  604.609.6145

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual general and special meeting (the "Meeting") of the shareholders of FIORE EXPLORATION LTD. (the "Corporation"), will be held at Suite 3123, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, on Friday, December 9, 2016 at 11:00 a.m. for the following purposes:

1.

To receive and consider the audited financial statements of the Corporation for the fiscal year ended January 31, 2016, together with auditor's report thereon.

2.

To appoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To fix the number of directors for the ensuing year at five.

4.

To elect directors for the ensuing year.

5.

To consider, and if thought fit, pass an ordinary resolution approving the adoption of a new stock option plan of the Corporation in accordance with the policies of the TSX Venture Exchange.

6.

To confirm, and if thought fit, pass a special resolution adopting and approving a new form of Articles for the Corporation.

7.

To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

An information circular, containing details of matters to be considered at the Meeting, accompanies this notice.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the information circular.  As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 1st day of November, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

"Timothy Warman"

Timothy Warman
Chief Executive Officer and a Director